UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or Section 13(e)(1)
of the Securities Exchange Act of 1934

BLUELINX HOLDINGS INC.
(Name of Subject Company (Issuer))

CERBERUS ABP INVESTOR LLC
(Names of Filing Persons (Offeror))

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

09624H109
(CUSIP Number of Class of Securities)

Mark A. Neporent
Cerberus Capital Management, L.P.
299 Park Avenue
New York, New York 10171
(212) 891-2100

With a copy to

Richard A. Presutti
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee*
N/A	N/A

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒     third-party tender offer subject to Rule 14d-1.

☐     issuer tender offer subject to Rule 13e-4.

☒     going private transaction subject to Rule 13e-3.

☐     amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Cerberus To Launch Cash Tender Offer
For The Outstanding Shares in BlueLinx Holdings Inc. Not Owned by Its Affiliate

Cerberus ABP Investor LLC ("CAI"), an affiliate of Cerberus Capital Management, L.P. ("Cerberus"), today announced that it intends to make a tender offer for all of the outstanding publicly held shares of BlueLinx Holdings Inc. (NYSE: BXC) ("BlueLinx" or the "Company") not owned by CAI.  Based on shares outstanding as of May 7, 2010, CAI currently owns 55.39% of the outstanding common stock of BlueLinx. CAI intends to offer to acquire the balance of BlueLinx 's common stock for $3.40 per share in cash, representing a premium of approximately 35.5% over the closing price on July 21, 2010, and a 16.8% premium over the volume-weighted average closing price for the last 30 trading days.

CAI believes that the offer to acquire the shares of BlueLinx not owned by CAI represents a unique opportunity for BlueLinx's stockholders to realize the value of their shares at a significant premium to BlueLinx's current and recent stock price.  CAI intends to commence the offer within approximately seven days.

The tender offer will be conditioned upon, among other things, the tender of a majority of shares not owned by CAI or by the directors or officers of the Company and, unless waived, CAI owning at least 90% of the outstanding BlueLinx common stock as a result of the tender or otherwise. Any shares not acquired in the tender offer are expected to be acquired in a subsequent merger transaction at the same cash price per share. The tender offer is not subject to any financing or due diligence condition.  The aggregate consideration for the outstanding BlueLinx shares (excluding shares outstanding following exercise of in-the-money options) would be approximately $49.6 million.

In a letter sent to the Board of Directors of BlueLinx yesterday, CAI stated that in its capacity as a stockholder of BlueLinx it was interested only in acquiring the BlueLinx shares not already owned by it and that in its capacity as a stockholder it has no current interest in selling its stake in BlueLinx nor would it currently expect, in its capacity as a stockholder, to vote in favor of any alternative sale, merger or similar transaction.

Additional Information and Where to Find It

The tender offer described in this release has not yet commenced, and this release is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, CAI will file a tender offer statement on Schedule TO with the Securities and Exchange Commission.  BlueLinx stockholders are strongly advised to read the tender offer statement (including the offer to purchase, related letter of transmittal and other offer documents) because they will contain important information. Once filed, these documents will be available at no charge on the SEC's website at www.sec.gov.

About Cerberus Capital Management, L.P.

Established in 1992, Cerberus Capital Management, L.P. along with its affiliates, is one of the world's leading private investment firms with approximately $23 billion under management.  Through its team of investment and operations professionals, Cerberus specializes in providing both financial resources and operational expertise to help transform undervalued companies into industry leaders for long-term success and value creation.  Cerberus is headquartered in New York City with affiliate and/or advisory offices in the United States, Europe, the Middle East and Asia.